Jaime L. Chase

+1 202 728 7096

jchase@cooley.com

March 15, 2019

Chris Edwards

Office of Healthcare & Insurance

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Milestone Pharmaceuticals Inc.

Amendment No. 1 to Draft Registration Statement

Filed February 28, 2019

CIK 0001408443

Ladies and Gentlemen:

On behalf of Milestone Pharmaceuticals Inc. (“Milestone” or the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 7, 2019 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement submitted to the Commission on February 28, 2019 (the “DRS Amendment No. 1”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 2 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 2”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 2.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 2.

Amendment No. 1 to Draft Registration Statement

Our Pipeline,

1.                                   We note your response to comment 3. Please tell us whether you have an active IND for etripamil that covers the indications atrial fibrillation and angina.

The Company respectfully advises the Staff that it does not have an active IND for etripamil for these indications.  The Company has revised the disclosure on pages 86 and 87 of DRS Amendment No. 2 to disclose its plans with respect to its Phase 2 clinical trials of atrial fibrillation and angina, respectively.

Cooley LLP   1299 Pennsylvania Avenue, NW, Suite 700   Washington, DC   20004-2400
t: (202) 842-7800  f: (202) 842-7899  cooley.com

March 15, 2019

Page Two

2.                                      We note your revised disclosure on page 76 that your research found that, of the almost 40% of patients who experience two or more episodes of PSVT per year that last more than 10 minutes each, the findings for percentage of patients with longer episodes and percentage of patients with emergency department visits decreased between the year of diagnosis and the year of your research study by 13% and 29%, respectively. Please also clarify your disclosure here.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 77 of DRS Amendment No. 2 to clarify the findings of its market research.

Business

Etripamil, page 75

3.                             We note your new disclosure regarding 2017 research into the opportunity for etripamil in the United States and Europe. Please provide further details and context regarding this research. For example, how many PSVT patients do the physicians report as receiving catheter ablation? How often do PSVT patients in the United States visit the emergency room, such that 50-75% of these visits could be avoided?

In response to the Staff’s comment, the Company has revised the disclosure on pages 75, 76 and 77 of DRS Amendment No. 2 to clarify the findings of its market research, including the number of PSVT patients that physicians report as receiving catheter ablation, and the frequency with which PSVT patients in the United States visit the emergency department.

*        *        *

Please contact me at (202) 728-7096 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Jaime L. Chase

cc:                                Joseph Oliveto, Milestone Pharmaceuticals Inc.

Timothy Maness, Milestone Pharmaceuticals Inc.

Ryan Sansom, Cooley LLP

Nathalie Beauregard, Osler, Hoskin & Harcourt LLP

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP

Cooley LLP   1299 Pennsylvania Avenue, NW, Suite 700   Washington, DC   20004-2400
t: (202) 842-7800  f: (202) 842-7899  cooley.com